UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

362274 10 2

(CUSIP Number)

Philip J. Timyan

4324 Central Avenue

Western Springs, IL 60558

(708) 246-7022

With a copy to:

Donald R. Readlinger, Esquire

Pepper Hamilton LLP

Suite 400

301 Carnegie Center

Princeton, NJ 08543-5276

(609) 452-0808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. Riggs Qualified Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS. Philip J. Timyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,174
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,174
	10	SHARED DISPOSITIVE POWER 17,850 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,024 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% based on 1,251,516 shares outstanding as of August 14, 2009 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 17,850 shares held by RAM T, L.P. with respect to which Mr. Timyan shares dispositive power.

Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Schedule”) previously filed with the Securities and Exchange Commission (“SEC”) on behalf of Riggs Qualified Partners, LLC and Philip J. Timyan (collectively the “Reporting Persons”) on April 20, 2007, as amended by Amendment No. 1 (“Amendment No. 1”) as filed with the SEC on October 1, 2007, as amended by a Statement on Schedule 13D filed on behalf of the Reporting Persons, Donald C. Scott, FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman, with the SEC on February 23, 2009 (the “Joint Filing Schedule”), as amended by Amendment No. 1 (the “Joint Filing Amendment”) thereto as filed with the SEC on April 7, 2009, as amended by Amendment No. 4 (“Amendment No. 4”) as filed with the SEC on July 20, 2009, as amended by Amendment No. 5 (“Amendment No. 5”) as filed with the SEC on August 11, 2009, with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of GS Financial Corp. (the “Company”). This Amendment No. 6 speaks only as of its date. The Schedule, as amended by Amendment No. 1, the Joint Filing Schedule, the Joint Filing Amendment, Amendment No. 4 and Amendment No. 5, is further amended only to the extent set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On September 21, 2009, the Reporting Persons entered into a shareholders agreement (the “September Agreement”) with the Company and Guaranty Savings Bank (the “Bank”), which supersedes the shareholders agreement dated April 3, 2009 (the “April Agreement”) among the Reporting Persons, the Company, the Bank, Martin S. Friedman (“Friedman”) and FJ Capital Long/Short Equity Fund LLC (“FJ Capital”). Each of the parties to the April Agreement have acknowledged its termination and released one another from all obligations under the April Agreement. As a result, the Reporting Persons believe they have addressed the matters raised by the Office of Thrift Supervision, which matters were previously reported in Amendment No. 4 and Amendment No. 5. Accordingly, the Reporting Persons do not believe there is any further basis for them to be deemed to be part of a group with Friedman and FJ Capital.

The September Agreement provides, among other things, that the Reporting Persons will have the opportunity to meet with the Chairman of the board of directors of the Company and the Bank, on a monthly basis, to discuss the condition of the Bank, and the Reporting Persons agreed to vote all of their shares of common stock of the Company in favor of Company nominees to the board of directors and proposals submitted to the Company’s shareholders which have been approved by the Company’s board of directors; and will not propose or seek to effect a merger or sale of the Company, propose or induce others to propose any nominee for election as a director to the Company’s Board, propose or induce others to submit any shareholder proposal to the Company, initiate litigation against the Company, solicit proxies in opposition to any recommendations or proposals of the Company’s Board of Directors, or seek to exercise any control or influence over the Company’s management. The Reporting Persons also have agreed not to make any statements that reflect negatively on the Company or the Bank. In addition, the Company has a right of first refusal in certain circumstances in connection with the sale of common stock by the Reporting Persons. This Agreement shall terminate on the earlier of June 30, 2011, or the date on which the Company ceases to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise. The September Agreement is included as an exhibit hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended as follows:

(a)

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are set forth on the cover page, and such information is incorporated herein by reference.

The information set forth in Item 4 is incorporated herein by reference.

Page 5 of 6 Pages

(b)

The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

The information set forth in Item 4 is incorporated herein by reference.

(c)

Since the filing of Amendment No. 5, the Reporting Person has not engaged in any transactions in the issuer’s securities.

(d)

On August 5, 2009, the Reporting Persons ceased to beneficially own more than 5% of the Company’s common stock, but may have been deemed to be part of a group which continued to beneficially own more than 5% of the Company’s common stock. As of September 21, 2009, the Reporting Persons do not believe there is any further basis for them to be deemed to be part of a group which beneficially owns more than 5% of the Company’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1

Shareholder Agreement, dated as of September 21, 2009, by and among the Reporting Persons, the Company and Guaranty Savings Bank. Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2009.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Riggs Qualified Partners, LLC

Dated: September 30, 2009	By:	Philip J. Timyan
	Name:	Philip J. Timyan
	Its:	Managing Member

Dated: September 30, 2009	Philip J. Timyan
Philip J. Timyan